FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NUMBER 333-82110
PROSPECTUS

2,300,000 Shares

Common Stock

This prospectus relates to the offer and sale of up to 2,300,000 shares of our common stock by the selling stockholders. These shares may be offered and sold from time to time by the selling stockholders specified in this prospectus or their successors in interest. Of the shares being offered hereby, 300,000 shares are issuable upon exercise of outstanding warrants to purchase common stock held by the selling stockholders. Information on the selling stockholders, and the times and manner in which they may offer and sell shares of our common stock under this prospectus, is provided under “Selling Stockholders” and “Plan of Distribution” in this prospectus. We will not receive any proceeds from the sale of these shares by the selling stockholders under this prospectus, but we have agreed to bear the expenses of registration of the shares offered by this prospectus. We will receive proceeds upon cash exercise of the warrants to purchase common stock underlying some of the shares offered by the selling stockholders.

Our common stock is traded on the Nasdaq National Market under the symbol “IMCO.” On February 14, 2002, the reported last sale price of our common stock on the Nasdaq National Market was $11.76 per share.

You should consider the risks which we have described in “Risk Factors” beginning on page 5 before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2002

IMPCO, BEAM, Eclipse, GARRETSON, Quantum, Quantum Technologies Worldwide, Spectrum and TriShield are trademarks of IMPCO Technologies, Inc. This prospectus contains trademarks and trade names of other companies. Unless otherwise indicated, the references in this prospectus to the “Company,” “IMPCO,” “we,” “us,” and “our” refer to IMPCO Technologies, Inc., a Delaware corporation, its predecessors, operating divisions and subsidiaries.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein contain forward-looking statements that involve risks and uncertainties. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and assumptions. We use words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate” and variations of these words and similar expressions to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference in this prospectus. You should not place undue reliance on these forward-looking statements, which reflect our view only as of the date of this prospectus.

OUR COMPANY

We design, manufacture and supply components and systems that store gaseous fuels and monitor and control the pressure and flow of those fuels for use in fuel cells and internal combustion engines. Our components and systems enable fuel cells and internal combustion engines to operate using clean alternative fuels such as hydrogen, natural gas, and propane. Our products improve efficiency, enhance power output, and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the fuel cell or internal combustion engine. Additionally, we have extensive engineering, design and systems integration experience with respect to our customers’ requirements for product performance, durability and physical configuration. We organize our business into two operating divisions: the Quantum Technologies Worldwide division and the Gaseous Fuel Products division.

Our Quantum division provides enabling technology to motor vehicle original equipment manufacturers, or OEMs, for gaseous-fueled vehicles powered by either fuel cells or internal combustion engines, including gaseous fuel storage and handling systems and components for fuel cells used in stationary power and portable power generation applications.

Our Gaseous Fuel Products division is a leading supplier of components and systems that allow internal combustion engines to operate on clean burning gaseous fuels, primarily propane and natural gas. We design, develop, manufacture and market components and systems for engines ranging from one to 4,000 horsepower. This division provides gaseous fuel components and systems for the mobile vehicle aftermarket, material handling, stationary and portable power generation and industrial markets. Our Gaseous Fuel Products division includes most of our current international operations.

In June 2001, we announced a strategic alliance between our Quantum subsidiary and General Motors in which General Motors would acquire an equity position in our Quantum subsidiary. The strategic alliance with

General Motors is conditioned on our spin-off of Quantum, which we also announced in June 2001. We expect that the spin-off will be accomplished by means of a distribution of Quantum common stock to our stockholders in the second calendar quarter of 2002, in a transaction intended to be tax-free to our stockholders for federal income tax purposes. The spin-off is subject to a number of conditions. We cannot assure you that the spin-off will occur as planned, if at all.

We believe that the strategic alliance with General Motors will advance and commercialize, on a global basis, our gaseous storage and handling systems integrated into fuel cell systems used in the transportation markets. Under the alliance, General Motors will promote Quantum as a recommended provider of hydrogen storage, hydrogen handling and electronic controls which meet OEM requirements. Additionally, General Motors and Quantum will co-develop technologies that will aid in more rapid commercialization of fuel cell applications. Furthermore, we believe that this experience will position Quantum to be able to address the stationary power generation and portable power generation markets.

Our fiscal year ends on April 30, and our fiscal quarters end on July 31, October 31 and January 31. As of December 31, 2001, we had 536 full-time employees, of which 177 were in our Quantum division. We were incorporated in Delaware in October 1985. Our principal executive offices are located at 16804 Gridley Place, Cerritos, California 90703, and our telephone number at that location is (562) 860-6666.

RISK FACTORS

An investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial condition would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

We may never be able to introduce commercially viable fuel storage, fuel delivery or electronic control products for fuel cell systems and we must complete substantial additional research and development on our systems before we can provide commercially viable products.

We do not know whether or when we will successfully introduce commercially viable fuel storage, fuel delivery or electronic control products for the fuel cell market. We have produced and are currently demonstrating a number of test and evaluation systems and are continuing our efforts to decrease the costs of our systems, improve their overall reliability and efficiency, and ensure their safety. However, we must complete substantial additional research and development on our systems before we can introduce commercially viable fuel delivery systems for fuel cells. Even if we are able to do so, our efforts will still depend upon the success of other companies in producing commercially viable fuel cells. In addition, we are not currently manufacturing fuel cell enabling products on a large scale and will need to expand our facilities to do so. The manufacture and use of our TriShield composite tank may not be successful, which could have an adverse impact on our growth in fuel cell enabling technologies.

A mass market for fuel storage, fuel delivery and electronic control systems for fuel cells may never develop or may take longer to develop than we anticipate.

Fuel cell systems represent an emerging technology, and we do not know whether OEMs will incorporate these technologies into their products or pursue these technologies on a large scale. In particular, if a mass market fails to develop or develops more slowly than we anticipate for fuel cell powered transportation and power generation applications, we may be unable to recover the expenditures incurred to develop our fuel systems for fuel cells and may be unable to achieve profitability in that portion of our business, any of which could negatively impact our business. Many factors, which are beyond our control, may have a negative effect on the development of a mass market for fuel cells and our fuel cell products and systems. These factors include the following:

•	the cost competitiveness and physical size of fuel cell systems;

•	the availability, future costs and safety of hydrogen, natural gas or other potential fuel cell fuels;

•	consumer reluctance to adopt fuel cell or alternative fuel products;

•	OEM reluctance to replace current technology;

•	consumer perceptions of fuel cell systems;

•	regulatory requirements; and

•	the emergence of newer, breakthrough technologies and products by our competitors in the fuel cell industry.

Our Quantum division’s revenue depends to a great extent on our relationship with General Motors and General Motors’ commitment to the commercialization of the alternative fuel market.

Substantially all of the revenues for the fiscal year ended April 30, 2001 for our Quantum division and 20% of our total revenues for the same period related to sales of our products to and contracts with General Motors. Our business, results of operations and financial condition would be significantly harmed by any substantial reduction in purchases of our products by General Motors, and it would be difficult for us to replace those revenues on a timely basis, or at all.

We have had a Teaming Agreement with General Motors since July 1997 encompassing the joint design, development, manufacture and vehicle integration of our natural gas and propane fuel systems into their vehicles. Under the Teaming Agreement, we provide fuel system integration services and validation procedures, and the agreement provides for sharing of non-proprietary technology, collaboration of technical staffs, sharing of laboratory and testing facilities, and use of General Motors procurement network. General Motors has agreed to purchase gaseous fuel propulsion systems or related components developed under this agreement from us as long as (1) General Motors or its afflilates do not produce the components, (2) we can supply such components and (3) we are competitive in terms of price, quality and service. The Teaming Agreement expires on July 30, 2002 but may be earlier terminated unilaterally by either us or General Motors upon 30 days’ written notice upon certain events. General Motors may also terminate the Teaming Agreement in the event of a change in our management or ownership control. We hope to renew our Teaming Agreement with General Motors before it expires, but if that does not occur, we have no current plans to replace lost revenues from that arrangement.

Our business and results of operations would be adversely affected in the event General Motors terminates its relationship with us or ceases to pursue the alternative fuel market. Our ability to sell our products to the automotive market depends to a significant extent upon General Motors’ worldwide sales and distribution network and service capabilities. Any change in strategy by General Motors with respect to alternative fuels could harm our business by reducing or eliminating a substantial portion of our sales, whether as a result of market, economic or competitive pressures, including any decision by General Motors:

•	to alter its commitment to our fuel storage, fuel delivery and electronic control technology in favor of other competing technologies;

•	to develop fuel cells or alternative fuel systems targeted at different application markets than ours; or

•	to focus on different energy product solutions.

Additionally, our contract provides the grant of a non-exclusive right of first refusal to General Motors on jointly developed products. We have submitted products for testing and have responded to requests for proposals from a number of other potential customers. To date, none of these proposals has resulted in any long-term commitments.

We intend to make significant investments in the research and development of fuel cell enabling technologies, which may not result in any corresponding increase in net revenue, and may contribute to continuing operating losses.

We anticipate that our research and development expenses will increase significantly as we continue our efforts in developing fuel cell enabling technologies. We expect to continue to incur operating losses as a result of these research and development expenditures for at least the next 12 months. We may not recover this investment.

Our proposed spin-off of our Quantum subsidiary is subject to various risks, including restrictions on our or Quantum’s issuance of equity securities in order to maintain the tax-free status of the spin-off.

Our proposed spin-off of Quantum is subject to a number of conditions, including Quantum’s ability to obtain a Nasdaq listing and the receipt of an opinion of Morrison & Foerster LLP to the effect that the spin-off will be tax-free to our stockholders for federal income tax purposes. The opinion of Morrison & Foerster LLP is not binding on the Internal Revenue Service and no assurance can be given that the Internal Revenue Service or the courts will agree with their opinion. The opinion will also be subject to certain assumptions and the accuracy and completeness of certain factual representations and statements made by us and Quantum. If these assumptions, representations or statements are incorrect or incomplete in any material respect, the conclusions set forth in the opinion may not be correct. We cannot assure you that the spin-off will be tax-free to our stockholders or that the spin-off will occur as planned, if at all. If the spin-off is completed, the combined trading values of Quantum common stock and our common stock following the spin-off may be less than the trading value of our common stock prior to the spin-off.

Even if the spin-off is tax-free to our stockholders, it will be taxable to us if Section 355(e) of the Internal Revenue Code applies to the spin-off. Section 355(e) of the Internal Revenue Code will apply if 50% or more of our stock or Quantum stock, by vote or value, is acquired by one or more persons, other than our historic stockholders who receive Quantum common stock in the spin-off, acting pursuant to a plan or a series of related transactions that includes the spin-off. We cannot provide you any assurance that Section 355(e) of the Internal Revenue Code will not apply to the spin-off. Risk of the applicability of Section 355(e) of the Internal Revenue Code may also discourage, delay or prevent a merger, change of control, or other strategic or capital raising transactions involving our or Quantum’s outstanding equity or issuance of new equity.

Planning and implementing the spin-off of Quantum has required and will continue to require the dedication of management resources, and we expect to incur certain incremental expenses in future periods related to the spin-off. These efforts may disrupt our ongoing business activities. These factors could have an adverse affect on our results of operations or financial condition. In addition, a significant portion of our operational and administrative infrastructure represents costs that are fixed. Accordingly, these costs may represent a greater percentage of sales after the separation and thus could adversely affect our results of operations.

We may be unable to raise additional capital to complete our product development and commercialization plans.

We anticipate that we will need to raise funds to complete the development and commercialization of our fuel cell enabling technologies. These funds may not be available on acceptable terms, if at all. Our product development and commercialization schedule could be delayed if we are unable to fund our research and development activities or the development of our manufacturing infrastructure for new products. We do not know whether we will be able to secure additional funding on terms acceptable to us. If we are unable to do so, we may not be able to pursue our commercialization plans through the mass-market stage.

We cannot predict the long-term impact of our recent cost reduction measures.

In the second fiscal quarter of our 2002 fiscal year, we implemented measures in an effort to reduce costs, particularly in our Quantum division. These measures included reductions in our workforce and consolidation of facilities. We reduced the number of full-time employees in our Quantum division from 323 at July 31, 2001 to 177 at December 31, 2001. We cannot predict with any certainty the long-term impact of our workforce reductions and any reductions we are compelled to make in the future. Reductions in our workforce could make it difficult to motivate and retain remaining employees, which would affect our ability to deliver our products in a timely fashion and otherwise negatively affect our business. We also cannot assure you that these measures will be successful in achieving the expected benefits within the expected time frames or that the workforce reductions will not impair the ability of our Quantum division to achieve its current or future business objectives.

The growth of the alternative fuel market will have a significant impact on our business.

Our future success depends on the continued expansion of the alternative fuel industry, which has not yet gained broad acceptance. In the United States and certain of our other target markets, alternative fuel such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured in 2000 was equipped to use alternative fuels. We cannot assure you that the market for gaseous alternative fuel engines will gain broad acceptance or, if it does, that it will result in increased sales of our advanced fuel system products. In addition, we have designed many of our products for alternative fuel vehicles powered by both fuel cells and internal combustion engines, but not currently for alternative power sources, such as electricity or alternate forms of existing fuels. If the major growth in the alternative fuel market relates solely to existing fuels, our revenues may not increase and may decline.

Users of gaseous alternative fueled or fuel cell powered vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products.

Vehicles and equipment powered by gaseous alternative fuels run primarily on natural gas or propane. Fuel cells run on hydrogen or distilled fuels containing hydrogen. Gasoline requires the development of additional technologies for its use with fuel cells. The construction of a distribution system to deliver natural gas, propane or hydrogen, or a suitable fuel containing hydrogen, will require significant investment by third parties. An adequate fuel distribution infrastructure may not be adopted. We are relying on third parties, most of which are committed to the existing gasoline infrastructure, to build this infrastructure. If these parties build a fuel distribution infrastructure, the fuel delivered through it, both due to the cost of the delivery system and the cost of the fuel itself, may have a higher price than users are willing to pay. If users cannot obtain fuel conveniently or affordably, a mass market for vehicles and equipment powered by gaseous alternative fuels or fuel cells is unlikely to develop.

Our ability to attract customers and sell products successfully in the alternative fuel industry also depends on a price differential between liquid fuels, such as petroleum and gasoline, and gaseous fuels, such as propane and natural gas. This price differential may not continue. Should this differential narrow or disappear, it could adversely affect the demand of our products.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert internal combustion engines operating on liquid fuels to gaseous fuels and companies that are developing fuel cells that may not require fuel storage, fuel delivery or electronic control products of the type we design and produce.

Increases in the market for alternative fueled vehicles may cause OEMs to find it advantageous to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines or fuel cells may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

We face risks associated with marketing, distributing and servicing our products internationally.

We currently operate in Australia, Europe, India, Japan and Mexico and market our products and technologies in other international markets, including both industrialized and developing countries. Our international operations are subject to various risks common to international activities, such as the following:

•	exposure to currency fluctuations;

•	managing potential difficulties in enforcing contractual obligations and intellectual property rights;

•	the burden of complying with a wide variety of laws and regulations, including product certification, environmental and import and export laws;

•	political instability; and

•	difficulties collecting international accounts receivable.

Any significant increase in the value of the dollar against currencies in foreign markets in which we do business may impact negatively our competitiveness in international markets.

We also intend to manufacture, market, distribute and service internationally our fuel delivery systems for fuel cell powered equipment and vehicles. We have limited experience developing, and no experience in manufacturing, these fuel cell products to comply with the commercial and legal requirements inherent in international markets. Our success in these fuel cell markets will depend, in part, on our ability to secure relationships with foreign OEMs and our ability to manufacture products that meet foreign regulatory and commercial requirements.

Our business may be subject to product liability claims, which could be expensive and could result in a diversion of management’s attention.

The automotive industry experiences significant product liability claims. As a supplier, we face an inherent business risk of exposure to product liability claims in the event that our products or the equipment into which our products are incorporated malfunction, resulting in personal injury or death. We may be named in product liability claims even if there is no evidence that our systems or components caused the accident. Product liability claims could result in significant losses as a result of expenses incurred in defending claims or the award of damages. The sale of systems and components for the transportation industry entails a high risk of these claims. In addition, we may be required to participate in a recall involving these systems if any of our systems prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. We cannot assure you that our product liability insurance will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on our reputation and business.

Our business may become subject to future product certification regulations which may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the Environmental Protection Agency and the California Air Resources Board, to sell certain of our products in the United States. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products, civil penalties or criminal penalties.

We anticipate that regulatory bodies will establish certification procedures and impose regulations on fuel cell enabling technologies, which may impair our ability to distribute, install and service these systems. Any new government regulation that affects our advanced fuel technologies, whether at the foreign, federal, state or local level, including any regulations relating to installation and servicing of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenues and profitability and thereby harm our business, prospects, results of operations or financial condition.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our success depends upon our ability to design, develop and market new or modified fuel storage, fuel delivery and electronic control products for fuel cells and internal combustion engines. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly; involves significant research, development, time and expense; and may not necessarily result in the successful commercialization of any new products.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our future growth and success.

We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with our employees, customers, partners and others to protect our intellectual property for our fuel cell enabling and alternative fuel technologies. However, some of our intellectual property is not covered by any patent or patent application and, despite our precautions, it may be possible for third parties to obtain and use our intellectual property without authorization. We have several patents, and we have patent applications outstanding for our fuel cell enabling technology. We do not know whether any patents will be issued or whether issued patents will be sufficiently broad to protect our technology or processes. Patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits.

Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States. It may be difficult for us to enforce certain of our intellectual property rights against third parties that may have acquired intellectual property rights by filing unauthorized applications in foreign countries to register the marks that we use because of their familiarity with our worldwide operations.

We cannot assure you that we will be successful in protecting our proprietary rights. Any infringement on any of our intellectual rights, especially in our developing fuel cell enabling technologies, could have an adverse effect on our ability to develop and sell successfully commercially competitive systems and components.

We depend on third-party suppliers for the supply of key materials and components for our products.

We have established relationships with third-party suppliers, which provide materials and components for our products, particularly the high-strength fiber used in our lightweight fuel storage tanks. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs. In particular, a delay in the delivery of high-strength fiber from our current suppliers would result in a delay of the production of our products, which could negatively impact our results of operations and business.

We may have difficulty managing the expansion of our product line to fuel cell enabling technologies.

We anticipate a rapid expansion with respect to the development of our fuel cell enabling technologies. This expansion will require us to hire additional employees, increase the size of our current facilities and expand the scope of our operations, all of which likely will place a significant strain on our management team and other resources. Difficulties in effectively managing the budgeting, forecasting and other processing control issues presented by this rapid expansion could harm our business, prospects, results of operations and financial condition.

Potential fluctuations in our financial results could cause our stock price to decline.

Our revenue and operating results are subject to annual and quarterly fluctuations as a result of a variety of factors, including the following:

•	budget cycles and funding arrangements of governmental agencies;

•	purchasing cycles of fleet operators and other customers;

•	the uncertainty of timing of deliveries of vehicles and other equipment on which our products are installed;

•	the timing of implementation of government regulations promoting the use of our products; and

•	general economic factors.

It is possible that our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. If this occurs, the trading price of our common stock might be materially and adversely affected.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop our fuel cell business, we will require additional technically skilled personnel. Recruiting personnel for the industries in which we engage is highly competitive, and the failure to attract or retain qualified personnel could have a material adverse effect on our business.

Our business could be harmed if we fail to meet OEM specifications.

We offer integrated alternative fuel systems, which include tanks, brackets, electronics, software and other components required to allow these products to operate in fuel cells or other alternative fuel applications. Customers for these systems require that these products meet strict OEM standards. Our compliance with these requirements has resulted in increased development, manufacturing, warranty and administrative costs. A significant increase in these costs could adversely affect our profitability. If we fail to meet OEM specifications on a timely basis, our relationships with OEMs may be harmed.

We may be subject to increased warranty claims.

In response to consumer demand, vehicle manufacturers have been providing, and may continue to provide, increasingly longer warranty periods for their products. As a consequence, these manufacturers require their suppliers, such as us, to provide correspondingly longer product warranties. As a result, we could incur substantially greater warranty claims in the future.

We may experience unionized labor disputes at OEM facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. Labor unions represent most of the labor forces at OEM facilities. Labor disputes could occur at OEM facilities, which could adversely impact our direct OEM product sales. For example, in 1998, as a result of a strike at one of our OEM’s facilities, we experienced a decline in sales of our products used in General Motors pick-up trucks.

Changes in environmental policies could hurt the market for our products.

The market for alternative fueled and fuel cell vehicles and equipment, and the demand for our products are driven, to a significant degree, by local, state and federal regulations in the United States that relate to air quality and require the purchase of motor vehicles and equipment operating on alternative fuels. Similarly, foreign governmental regulations also affect our international business. These laws and regulations may change, which could result in transportation or equipment manufacturers abandoning their interest in alternative fueled and fuel cell powered vehicles. In addition, a failure by authorities to enforce current domestic and foreign laws or to adopt additional environmental laws could limit the demand for our products.

Although many governments have identified as a significant priority the development of alternative energy sources, and fuel cells in particular, we cannot assure you that governments will not change their priorities or that any change they make would not materially affect our revenue or the development of our products.

We may be subject to litigation if our stock price is volatile.

Our common stock has experienced in the past, and may experience in the future, price and volume fluctuations. Many factors may cause the market price for our common stock to decline, perhaps substantially, following this offering, including the following:

•	failure to meet our product development and commercialization milestones;

•	demand for our common stock;

•	failure of our revenue and operating results to meet the expectations of securities analysts or investors in any quarter;

•	downward revisions in securities analysts’ estimates or changes in general market conditions;

•	technological innovations by competitors or in competing technologies;

•	investor perception of our industry or our prospects; or

•	general technology or economic or regulatory trends.

In the past, companies that have experienced declines in the market price of their stock have been the subject of securities class action litigation. We may become involved in a securities class action litigation in the future. Litigation of this type often results in substantial costs and a diversion of management’s attention and resources, which could harm our business, prospects, results of operations or financial condition.

Provisions of Delaware law and of our charter and bylaws may make a takeover more difficult.

Provisions in our certificate of incorporation and bylaws and in the Delaware corporate law may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and Board of Directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. We also have a staggered Board of Directors, which makes it difficult for stockholders to change the composition of the Board of Directors in any one year. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and Board of Directors.

We have a Stockholder Protection Rights Agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of some events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $45 per share, common stock with a value equal to twice the exercise price, which could cause substantial dilution. The rights agreement may have the effect of deterring, delaying or preventing a change in control that might otherwise be in the best interests of our stockholders.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options, in the public market following this offering, or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of January 31, 2002, we had 12,593,694 shares of common stock outstanding. Of these shares, 10,591,644 shares are currently freely tradable. In addition, the shares registered hereby will be freely tradable upon their sale pursuant to this prospectus. Furthermore, up to 1,274,622 shares issuable upon the exercise of options outstanding as of January 31, 2002 may become available for sale in the public markets. These options have a weighted average exercise price of $9.72 per share and, in view of the discount from the market price of our common stock as of January 31, 2002, investors could experience dilution to the extent that option holders exercise a substantial number of options. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

I SSUANCE OF SECURITIES TO THE SELLING STOCKHOLDERS

On January 11, 2002 we completed a private placement to a number of accredited and institutional investors pursuant to which these investors paid us an aggregate of approximately $22.5 million in consideration for 2,000,000 shares of our common stock at a price of $11.25 per share. We also issued to these investors warrants to purchase an aggregate of 200,000 shares of our common stock at an exercise price of $13.25 per share. Each purchaser was issued a warrant to purchase one-tenth of a share of our common stock for each share of common stock purchased under the agreement. In addition, we agreed to issue warrants to purchase an aggregate of 100,000 shares of our common stock to Ladenburg Thalmann & Co. Inc. as placement agent in connection with the transaction. The warrants are exercisable at any time until January 11, 2006. All of the shares of common stock issued in the private placement, as well as the shares of common stock underlying the warrants, were “restricted securities” under the Securities Act prior to this registration. As part of the agreement with these investors, we agreed to file a registration statement covering the resale of the shares of common stock and shares underlying the warrants and to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the earlier of the date on which all of the shares offered by this prospectus have been sold or the date on which all of the shares may be resold by the selling stockholders without registration and without regard to volume limitations under Rule 144 of the Securities Act or any other rule of similar effect.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares offered by this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares being offered by the selling stockholders. If all of the warrants described in this prospectus are exercised for cash, we will receive an aggregate of $3,975,000 in proceeds from the warrant holders. We plan to use any such proceeds for general corporate purposes.

SELLING STOCKHOLDERS

The table below sets forth certain information, received through January 31, 2002, with respect to the number of shares of our common stock owned by each selling stockholder. The information set forth below is based on information provided by or on behalf of the selling stockholders and, with regard to the holdings of the selling stockholders, is accurate only to the extent such information was disclosed to us by or on behalf of the selling stockholders. The selling stockholders and holders listed in any supplement to this prospectus, and any transferors, pledgees, donees or successors to these persons, may from time to time offer and sell, pursuant to this prospectus and any subsequent prospectus supplement, any or all of these shares. Any supplement to this prospectus may contain additional or varied information about the selling stockholders and/or additional holders, and any of their transferors, pledgees, donees or successors, the names of natural persons with voting or investment control over the shares offered, and the aggregate number of the shares owned by each person that they are offering. This information will be obtained from the selling stockholders and/or additional holders.

Because the selling stockholders may offer all, some or none of the shares of our common stock listed below, no estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders upon termination of any of the sales. In addition, the selling stockholders identified below may have sold, transferred or otherwise disposed of all or a portion of their shares of common stock in transactions exempt from the registration requirements of the Securities Act since the date on which they provided to us the information regarding their shares of common stock.

Except as indicated below, none of the selling stockholders has held any position or office or had any other material relationship with us or any of our predecessors or affiliates within the past three years other than as a result of the ownership of our securities. We may amend or supplement this prospectus from time to time to update the disclosures contained herein.

The shares of common stock offered by this prospectus may be offered from time to time by the selling stockholders named below:

	Securities Owned Prior to this Offering (1)			Shares of Common Stock Offered by this Prospectus (2)	Securities Owned After this Offering (3)
Name and Address of Selling Stockholder	Common Stock	Shares of Common Stock Underlying Warrants	Percent (2)
Catalyst Partners, L.P.	242,500	24,250	2.1%	266,750	0
Catalyst International Ltd.	7,500	750	*	8,250	0
Cranshire Capital, L.P. (4)	204,445	20,445	1.8	224,890	0
Euram Cap Strat. “A” Fund Limited (5)	62,222	6,222	*	68,444	0
Gryphon Master Fund, L.P. (4)	222,222	22,222	1.9	244,444	0
Quantico Partners, L.P.	222,222	22,222	1.9	244,444	0
Smithfield Fiduciary LLC (5)(6)	133,333	13,333	1.2	146,666	0
Paul Revere Capital Partners Limited	372,223	37,222	3.3	409,445	0
CIBCWG International Arbitrage Corp. (5)	57,999	5,800	*	63,799	0
Abington Capital Limited Partnership	71,111	7,111	*	78,222	0
Pit Bull Partners LLC	35,556	3,556	*	39,112	0
Santac Associates	17,778	1,778	*	19,556	0
Francis R. Santangelo (7)	53,334	55,333	*	108,667	0
Barbara J. Santangelo	35,556	3,556	*	39,112	0
Bushrod Burns	52,000	1,000	*	11,000	42,000
Gregg B. Norton (5)	10,000	1,000	*	11,000	0
Jon C. Sandstrom	10,000	1,000	*	11,000	0
John Tonani	10,000	1,000	*	11,000	0
Dary M. Tirico	29,000	2,500	*	27,500	4,000
Joseph Maenza	38,500	1,500	*	16,500	23,500
John Stone	5,000	500	*	5,500	0
Nob Hill Capital Partners, LP	22,000	2,200	*	24,200	0
Matador Microcap Fund, LP	30,000	500	*	5,500	25,000
Everglades Offshore Fund, Ltd (4)	45,450	1,500	*	16,500	30,450
Everglades Partners, LP (4)	96,550	1,470	*	16,170	81,850
Contrarian Opportunities Fund, L.P. (5)	34,250	340	*	3,740	30,850
Pleiades Investment Partners, L.P. (5)	34,300	400	*	4,400	30,300
Winston Growth Fund, LP (4)	20,100	230	*	2,530	17,800
OTATO Limited Partnership (5)(7)	44,444	29,444	*	73,888	0
Frederick Berdon (5)	17,777	1,778	*	19,555	0
Roy Brothers Trading Ltd.	25,878	2,588	*	28,466	0
Comfort Investment Co. Ltd(5)	10,000	1,000	*	11,000	0
Goren Brothers L.P.	10,000	1,000	*	11,000	0
John Hessmer	3,750	250	*	2,750	1,250
Ladenburg Thalmann & Co. Inc. (5)(7)	0	25,000	*	25,000	0

(1)	Based upon 12,593,694 shares of common stock outstanding on January 31, 2002.
(2)	Includes common stock issuable upon exercise of all warrants listed in the table.

(3)	Assumes the sale by each selling stockholder of all shares of common stock offered by this prospectus.

(4)
Although the selling stockholder is not a registered broker-dealer or affiliated with a broker-dealer, some of the passive investors representing a small portion of the total equity ownership of the selling stockholder are associated with, or are affiliates of, broker-dealers.

(5)
As an affiliate of a broker-dealer, the selling stockholder purchased the securities being registered hereby in the ordinary course of business and, at the time of the purchase of such securities, had no agreements, either directly or indirectly, with any person to distribute such securities.

(6)
Highbridge Capital Management, LLC (“HCM”) is the trading manager of Smithfield Fiduciary LLC (“Smithfield”) and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control HCM. HCM, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the shares held by Smithfield.

(7)
Ladenburg Thalmann & Co. Inc. acted as placement agent for the issuance of the securities being offered by this prospectus and received a fee which included a cash payment and warrants to purchase 100,000 shares of our common stock at an exercise price of $13.25 per share. Of these warrants, Ladenburg Thalmann received directly warrants to purchase 25,000 shares of common stock and instructed us to issue warrants to purchase 50,000 and 25,000 shares of our common stock to Francis Santangelo and OTATO Limited Partnership, respectively. Ladenburg Thalmann & Co. Inc. is a registered broker-dealer.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 2,300,000 shares of our common stock. We will not receive any proceeds from this offering by the selling stockholders. Pursuant to the registration rights agreement, we are required to pay all expenses incurred in connection with the registration of the shares covered by this prospectus. Brokerage commissions, underwriter’s fees, discounts and commissions and similar selling expenses, if any, attributable to the sale of the shares covered by this prospectus will be borne by the selling stockholders.

When used in this prospectus, the term “selling stockholders” includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders on the Nasdaq National Market or otherwise at prices and on terms then-prevailing or at prices related to the then-current market price and by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

•	in privately negotiated transactions; and

•	in options transactions.

In addition, any shares that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling stockholders. Upon notification to us by a selling stockholder that any arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling stockholder and of the participating brokers or dealers;

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable;

•	that such brokers or dealers did not conduct any investigation to verify the information set forth or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be “underwriters” within the meaning of the Section 2(11) of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions. Since the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed “underwriters,” they will be subject to the prospectus delivery requirements of the Securities Act. We will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.

We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares covered by this prospectus against certain liabilities, including liabilities arising under the Securities Act.

We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective until the earlier of the date on which all of the shares offered by this prospectus have been sold or the date on which all of the shares may be resold by the selling stockholders without registration and without regard to volume limitations under Rule 144 of the Securities Act or any other rule of similar effect. There is no assurance that the selling stockholders will offer for sale or sell any of the shares of common stock offered by this prospectus.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon by Morrison & Foerster LLP, Los Angeles, California.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended April 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us with the SEC at the SEC’s Public Reference Room located at 450 Fifth Street N.W., Washington, D.C., 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC’s Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement or incorporated by reference therein for a copy of the contract or document.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is part of this prospectus. Information contained in this prospectus and information that we file with the SEC in the future and incorporate by reference in this prospectus automatically updates and supersedes any previously filed information.

We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934, as amended, until this offering is completed. We incorporate by reference the documents listed below and any amendments thereto.

1.    Our Annual Report on Form 10-K for the fiscal year ended April 30, 2001.

2.    Our Quarterly Reports on Form 10-Q for the quarters ended July 31, 2001 and October 31, 2001.

3.    Our Current Report on Form 8-K filed under the Exchange Act with the SEC on January 11, 2002.

4.    The description of our common stock contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC.

5.    The description of our Stockholder Protection Rights Agreement and our related rights contained in our Registration Statement on Form 8-A filed under Section 12 of the Exchange Act with the SEC on July 7, 1999.

You may request a copy of these filings, at no cost, by contacting us at IMPCO Technologies, Inc., 16804 Gridley Place, Cerritos, California 90703, telephone (562) 860-6666, Attention: Corporate Secretary. We will not, however, send exhibits to these documents, unless the exhibits are specifically incorporated by reference in the documents.

Any statement contained in a document which is incorporated by reference in this prospectus or in any subsequent prospectus supplements will be modified or superseded for purposes of this prospectus or any subsequent prospectus supplements to the extent that a statement contained in this prospectus or incorporated by reference in this prospectus or in any prospectus supplements or in any document that we file after the date of this prospectus that also is incorporated by reference in this prospectus or in any subsequent prospectus supplements modifies or supersedes the prior statement. Any modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any subsequent prospectus supplements. Subject to the foregoing, all information appearing in this prospectus is qualified in its entirety by the information appearing in the documents incorporated by reference in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone to provide you with any other information. The securities offered by this prospectus may only be offered in states where the offer is permitted, and we and the selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or any applicable prospectus supplement is accurate as of any date other than the dates on the front of these documents.